

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

December 29, 2009

Mr. Wayne Doss
President and Chief Executive Officer
Innocent, Inc.
2000 NE 22nd Street
Wilton Manor, Florida 33305

> **RE: Innocent, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 14, 2009**
> **File No. 333-150061**

Dear Mr. Doss:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant